UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934
For the month of October 2016
Commission File Number: 001-32199
Ship Finance International Limited
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(Translation of registrant's name into English)
Par-la-Ville Place
14 Par-la-Ville Road
 Hamilton, HM 08, Bermuda
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(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this report on Form 6-K is the Underwriting Agreement dated September 30, 2016, by and among Ship Finance International Limited (the "Company"), Jefferies LLC, ABG Sundal Collier Inc. and Morgan Stanley & Co. LLC relating to the issuance and sale of up to $225,000,000 aggregate principal amount of 5.75% convertible senior notes due 2021.

Attached hereto as Exhibit 99.2 to this report on Form 6-K is the Base Indenture dated October 5, 2016, by and between the Company and U.S. Bank National Association.

Attached hereto as Exhibit 99.3 to this report on Form 6-K is the First Supplemental Indenture dated October 5, 2016, by and between the Company and U.S. Bank National Association.

Attached hereto as Exhibit 99.4 to this report on Form 6-K is the Share Lending Agreement dated September 30, 2016, by and among the Company, SFL Capital II Ltd. and Jefferies Capital Services, LLC.

Attached hereto as Exhibit 99.5 to this report on Form 6-K is a copy of the press release of the Company, dated September 29, 2016, announcing that the Company launched its offering of convertible senior notes.

Attached hereto as Exhibit 99.6 to this report on Form 6-K is a copy of the press release of the Company, dated September 30, 2016, announcing that the Company has upsized and priced its offering of convertible senior notes.

Attached hereto as Exhibit 5.1 to this report on Form 6-K is the opinion of MJM Limited.

Attached hereto as Exhibit 5.2 to this report on Form 6-K is the opinion of Seward & Kissel LLP.

Attached hereto as Exhibit 8.1 to this report on Form 6-K is the opinion of Seward & Kissel LLP.

This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-213782) that was filed with the U.S. Securities and Exchange Commission with an effective date of September 26, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: October 7, 2016

	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer Ship Finance Management AS (Principal Executive Officer)